Exhibit 99.4

FORM OF INDEPENDENT AUDITOR CONSENT

CONSENT OF INDEPENDENT AUDITOR (DELOITTE & TOUCHE, LLP)

We consent to the use of our reports dated February 12, 2003, appearing in this Annual Report on Form 40-F of Brascan Corporation for the year ended December 31, 2002.

/s/ Deloitte & Touche, LLP

Deloitte & Touche, LLP
Chartered Accounts

May 20, 2003

COMMENTS BY AUDITORS ON CANADA-UNITED STATES OF AMERICA
REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 1 and Note 26(e), or when there is a retroactive adjustment such as that described in Note 26(a) (pension valuation allowance), to the consolidated financial statements of Brascan Corporation. Our report to the shareholders dated February 12, 2003 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte & Touche, LLP

Deloitte & Touche, LLP
Chartered Accounts

May 20, 2003

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